UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Rule 13e-4)

(AMENDMENT No. 2)

iBasis, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

450732-10-2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark S. Flynn

Chief Legal Officer and Corporate Secretary

iBasis, Inc.

20 Second Avenue

Burlington, Massachusetts  01803

(781) 505-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Michael L. Fantozzi, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts  02111

(617) 542-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$ 3,020,931	$ 92.74

*  Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 371,990 shares of common stock of iBasis, Inc. having an aggregate value of $3,020,931 as of June 30, 2007 will be accepted for amendment pursuant to offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**  The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the transaction valuation.  The transaction value set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92.74	Filing party:	iBasis, Inc.
Form or Registration No.:	005-57187	Date filed:	July 13, 2007

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐               third party tender offer subject to Rule 14d-1.

☒             issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by iBasis, Inc. (the “Company”) on July 13, 2007, as amended by Amendment No. 1 filed on July 18, 2007, and relates to a voluntary option amendment program offered (the “Offer”) by the Company to permit its eligible employees to amend certain portions of certain stock options (“Eligible Options”) that have been granted under the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended, in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and the related regulations issued by the U.S. Internal Revenue Service thereunder.

This Amendment is the final amendment relating to the Offer and is made to (1) report the results of the Offer and (2) file as an exhibit to the Schedule TO the form of the notice of acceptance being sent to all eligible employees who elected to amend their Eligible Options.  Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO (as amended to date) and the Exhibits thereto remain unchanged.

ITEM 4.  TERMS OF THE TRANSACTION

(a)                                  Material Terms.  The Offer expired at 5:00 p.m. Boston Time on August 10, 2007.  Pursuant to the Offer, the Company has accepted for amendment certain portions of certain options to purchase 360,572 shares of its common stock, representing 100% of the shares of common stock underlying all Eligible Options as of such date (the number of such Eligible Options having decreased since the initial filing of the Schedule TO as a result of resignations of certain employees who were previously eligible to participate in the Offer but have since resigned prior to its expiration).  Subject to and in accordance with the terms of the Offer, the Company issued amended portions of such stock options affected by Section 409A to purchase the same number of shares of common stock, and issued promises to make aggregate cash payments in the amount of $316,141, in exchange for the Eligible Options surrendered for amendment in the Offer.  The Company plans to make the cash payments on the date of distribution of the first payroll in January 2008.

ITEM 11.  ADDITIONAL INFORMATION

All references to the Company’s plans to make cash payments in exchange for the Eligible Options surrendered for amendment in the Offer “in early January 2008” are hereby amended to reflect the Company’s intention to make the cash payments “on the date of distribution of the first payroll in January 2008”.  Such references appear in the Schedule TO (explanatory note) as well as exhibits (a)(1)(a) Offer to Amendment Certain Options (pages 2, 3, 10, 11, 19, 21 and 25) and (a)(1)(f) Form of Promise to Make Cash Payment.

ITEM 12.  EXHIBITS

Item 12 to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(a)*	Offer to Amend Certain Options, dated July 13, 2007.

(a)(1)(b)*	Memorandum to Eligible Option Holders from Ofer Gneezy, dated July 13, 2007.

(a)(1)(c)*	Form of Election Form.

(a)(1)(d)*	Form of Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mails.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)**	Employee Presentation Materials.

(a)(1)(k)*	E-mail to Stock Option Plan Participants subject to U.S. Taxation from Ofer Gneezy, dated July 13, 2007.

(a)(1)(l)	Form of Notice of Expiration of Offer and Acceptance of Options Tendered for Amendment.

(d)(1)*

The iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan (previously filed with the Securities and Exchange Commission as Appendix A to, and incorporated herein by reference from, the Company’s Proxy Statement, filed on April 13, 2005).

(d)(2)*	Amendment to Amended and Restated 1997 Stock Incentive Plan.

(d)(3)*

Form of Incentive Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended (previously filed with the Securities and Exchange Commission as Exhibit (d)(2) to, and incorporated herein by reference from, the Company’s Schedule TO/A, filed on December 18, 2002).

(d)(4)*	Form of Nonqualified Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended.

*  Previously filed with the Schedule TO filed with the SEC on July 13, 2007 and incorporated herein by reference.

** Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on July 18, 2007 and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

iBasis, Inc.

	By:	/s/ Mark S. Flynn
Mark S. Flynn
Chief Legal Officer and Corporate Secretary

Date: August 13, 2007

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EXHIBIT INDEX

The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(a)*	Offer to Amend Certain Options, dated July 13, 2007.

(a)(1)(b)*	Memorandum to Eligible Option Holders from Ofer Gneezy, dated July 13, 2007.

(a)(1)(c)*	Form of Election Form.

(a)(1)(d)*	Form of Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mails.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)**	Employee Presentation Materials.

(a)(1)(k)*	E-mail to Stock Option Plan Participants subject to U.S. Taxation from Ofer Gneezy, dated July 13, 2007.

(a)(1)(l)	Form of Notice of Expiration of Offer and Acceptance of Options Tendered for Amendment.

(d)(1)*

The iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan (previously filed with the Securities and Exchange Commission as Appendix A to, and incorporated herein by reference from, the Company’s Proxy Statement, filed on April 13, 2005).

(d)(2)*	Amendment to Amended and Restated 1997 Stock Incentive Plan.

(d)(3)*

Form of Incentive Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended (previously filed with the Securities and Exchange Commission as Exhibit (d)(2) to, and incorporated herein by reference from, the Company’s Schedule TO/A, filed on December 18, 2002).

(d)(4)*	Form of Nonqualified Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended.

*  Previously filed with the Schedule TO filed with the SEC on July 13, 2007 and incorporated herein by reference.

** Previously filed with Amendment No. 1 to the Schedule TO filed with the SEC on July 18, 2007 and incorporated herein by reference.

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